EXHIBIT 99.1

Osisko Gold Confirms Presence of Mineralized System with Open Pit Potential at the Proserpine Target on the Cariboo Gold Project's Regional Property; Exploration Drilling Highlights Include 95.93 g/t Au over 4.60 m at 71 m Vertical Depth and 5.46 g/t Au over 8.60 m at 77 m Vertical Depth

HIGHLIGHTS
  6,463 m in 14 drill holes of new surface exploration drilling at the Proserpine regional exploration target, located 7 km along strike to the southeast of the Cariboo Gold deposit
  Results confirm the presence of an emerging gold mineralized system comprising high-grade structures exhibiting similarities to those at the Cariboo Gold deposit that, together with broader zones of lower-grade mineralization, may indicate potential for open pit mining methods
  Highlight intercepts include: 95.93 g/t Au over 4.60 m at 71 m vertical depth (including 873.00 g/t Au over 0.50 m), 5.46 g/t Au over 8.60 m at 77 m vertical depth, and 2.17 g/t Au over 14.45 m at 431 m vertical depth
  Drilling of an additional 26,500 m planned metres, initially with three rigs, is now resuming following a seasonal hiatus

TORONTO, Aug. 05, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") is pleased to announce its first set of new diamond drilling results consisting of fourteen holes from the surface exploration program on the Proserpine regional greenfield target, located within the broader Cariboo Gold Project property boundary and approximately 7 kilometres ("km") from the Company's permitted, 100%-owned Cariboo Gold Project (the "Project") in central British Columbia, Canada.

Chris Lodder, President, stated, "We are encouraged by the initial results from the drill campaign at Proserpine, which highlight the potential for a significant new gold mineralized system of scale located only 7 km from the Cariboo Gold deposit. Drilling has intersected high-grade structures showing similarities to those at Cariboo, but also containing areas with broader lower grade mineralization that may indicate potential for bulk mining methods. To date, drilling has broadly tested an area measuring approximately 1.0 km x 0.5 km within a larger target of 6.0 km x 1.0 km gold-in-soil and rock anomaly. For context, the currently defined Cariboo Gold deposit extends approximately 4.0 km along strike by 0.5 km in width, underscoring the exploration potential that remains to be tested at Proserpine."

DRILL ASSAY HIGHLIGHTS

This news release contains assays from fourteen (14) diamond drillholes ("DD") totalling 6,463 meters ("m") with depths ranging from 36.0 to 734.3 m (see Table 1 and Figure 3) completed between February and May of 2026. All holes were collared in HQ (63.5 millimetre diameter) and reduced to NQ (47.6 millimetre diameter) where necessary to continue advancing. Estimated true widths of intercepts are provided in Table 1. Select highlights include:

  95.93 grams per tonne ("g/t") gold ("Au") over 4.60 m at 71 m vertical depth in PSP-26-004, including:
    873.00 g/t Au over 0.50 m, and
    3.77 g/t Au over 1.20 m
  5.46 g/t Au over 8.60 m at 77 m vertical depth in PSP-26-001 (Figure 1), including:
    16.05 g/t Au over 1.10 m, and
    12.50 g/t Au over 0.87 m, and
    10.25 g/t Au over 0.50 m, and
    5.97 g/t Au over 0.70 m, and
    5.21 g/t Au over 0.80 m, and
    3.36 g/t Au over 0.60 m, and
    1.50 g/t Au over 0.90 m, and
    1.18 g/t Au over 0.90 m
  2.17 g/t Au over 14.45 m at 431 m vertical depth in PSP-26-001, including:
    35.10 g/t Au over 0.65 m, and
    8.61 g/t Au over 0.50 m, and
    2.21 g/t Au over 0.50 m, and
    1.21 g/t Au over 0.50 m
  1.46 g/t Au over 12.40 m at 295 m vertical depth in PSP-26-003, including:
    15.40 g/t Au over 1.00 m, and
    2.02 g/t Au over 0.50 m
  3.17 g/t Au over 5.45 m at 334 m vertical depth in PSP-26-009, including:
    19.30 g/t Au over 0.60 m, and
    9.52 g/t Au over 0.50 m, and
    1.22 g/t Au over 0.50 m
  1.30 g/t Au over 12.00 m at 27 m vertical depth in PSP-26-011, including:
    9.92 g/t Au over 0.70 m, and
    6.19 g/t Au over 0.50 m, and
    3.63 g/t Au over 0.50 m, and
    3.75 g/t Au over 0.50 m, and
    1.50 g/t Au over 0.65 m
  2.93 g/t Au over 5.15 m at 233 m vertical depth in PSP-26-001, including:
    15.60 g/t Au over 0.95 m
  4.30 g/t Au over 3.10 m at 226 m vertical depth in PSP-26-001, including:
    18.75 g/t Au over 0.50 m, and
    7.54 g/t Au over 0.50 m
  2.79 g/t Au over 4.00 m at 184 m vertical depth in PSP-26-014, including:
    11.55 g/t Au over 0.90 m
  2.30 g/t Au over 4.50 m at 17 m vertical depth in PSP-26-007, including:
    12.25 g/t Au over 0.50 m, and
    5.62 g/t Au over 0.50 m, and
    1.73 g/t Au over 0.50 m, and
    1.09 g/t Au over 0.50 m

Results to date have expanded the footprint of known mineralization at Proserpine to approximately 1.0 km along strike by 0.5 km in width, with mineralization remaining open in all directions. All drill holes that reached their intended target depths encountered mineralization, providing a compelling basis for systematic follow-up drilling. Mineralization was encountered from near surface to vertical depths exceeding 400 metres. In particular, hole PSP-26-001 returned several notable mineralized intercepts beginning at a vertical depth of approximately 55 metres and with the deepest at more than 400 metres from surface.

FIGURE 1: 5.46 g/t Au over 8.6 m in PSP-26-001 at approximately 77 m vertical depth.

Drilling also intersected significant intervals of the prospective siliceous sandstone unit, confirming its presence within the target area and providing additional information to refine the geologic model. Based on preliminary observations to date, the siliceous sandstone is believed to represent a more favourable host for mineralization than the calcareous sandstone (see Figure 3).

Diamond drilling at Proserpine has resumed with three active drill rigs following a brief, planned seasonal hiatus. Additional drill rigs may be mobilized as warranted as the planned drill program continues to expand the mineralized footprint and increase drillhole density at Proserpine Southeast, while initiating first-pass drilling at previously untested targets at Proserpine Northwest.

FIGURE 2: Cariboo Gold regional overview.

Wells
Barkerville
Stromville
New Barkerville
1755 m
NELSON-BURNS
BARKERVILLE MTN
Figure 3
PROSERPINE
ANTLER
2124 m
1650 m
NUGGET
CUNNINGHAM
YANKS PEAK
Little Swift River
Swift River
Legend
Cariboo Gold Project (CGP) Deposit Footprint
Regional Prospect Areas
Proserpine
Mineral Tenure Outline
Proserpine Drill Collars
Year Drilled
2026
2018-2020
N
5 km

FIGURE 3: Plan view of Proserpine diamond drilling with select intercept highlights.

PSP-26-001:
4.30 g/t Au over 3.10 m, including:
18.75 g/t Au over 0.50 m, and
7.54 g/t Au over 0.50 m
PSP-26-001:
2.93 g/t Au over 5.15 m, including:
15.60 g/t Au over 0.95 m
PSP-26-001:
2.17 g/t Au over 14.45 m, including:
35.10 g/t Au over 0.65 m, and
8.61 g/t Au over 0.50 m, and
2.21 g/t Au over 0.50 m, and
1.21 g/t Au over 0.50 m
PSP-26-004:
95.93 g/t Au over 4.60 m, including:
873.00 g/t Au over 0.50 m, and
3.77 g/t Au over 1.20 m
PSP-26-011:
1.30 g/t Au over 12.00 m, including:
9.92 g/t Au over 0.70 m, and
6.19 g/t Au over 0.50 m, and
3.63 g/t Au over 0.50 m, and
3.75 g/t Au over 0.50 m, and
1.50 g/t Au over 0.65 m
PSP-26-001:
5.46 g/t Au over 8.60 m including:
16.05 g/t Au over 1.10 m, and
12.50 g/t Au over 0.87 m, and
10.25 g/t Au over 0.50 m, and
5.97 g/t Au over 0.70 m, and
5.21 g/t Au over 0.80 m, and
3.36 g/t Au over 0.60 m, and
1.50 g/t Au over 0.90 m, and
1.18 g/t Au over 0.90
PSP-26-003:
1.46 g/t Au over 12.40 m, including:
15.40 g/t Au over 1.00 m, and
2.02 g/t Au over 0.50 m
PSP-26-009:
3.17 g/t Au over 5.45 m, including:
19.30 g/t Au over 0.60 m, and
9.52 g/t Au over 0.50 m, and
1.22 g/t Au over 0.50 m
PSP-26-014:
2.79 g/t Au over 4.00 m, including:
1.55 g/t Au over 0.90 m
PSP-26-007:
2.30 g/t Au over 4.50 m, including:
12.25 g/t Au over 0.50 m, and
5.62 g/t Au over 0.50 m, and
1.73 g/t Au over 0.50 m, and
1.09 g/t Au over 0.50 m
PSP-26-006
PSP-26-009
PSP-26-001
PSP-26-003
PSP-26-005
PSP-26-012
PSP-26-014
PSP-26-002
PSP-26-010
PSP-26-013
PSP-26-004
PSP-26-007
PSP-26-011
PSP-26-008
Diamond Drill Collars and Traces
Year Drilled
2026
2018-2020
Composites and individual samples ≥ 1.0 g.t Au
True width x grade
Low
High
Fault
Strike-parallel Shear Zone
Limestone
Calcareous Mafic Volcaniclastic
Calcareous Sandstone
Sandstone
Sericitic Sandstone
Siltstone
Carbonaceous Siltstone
N
200 m

FIGURE 4: Proserpine diamond drilling select intercept highlights in long section.

Proserpine Prospect Diamond Drilling
Northeast (036°) Facing Vertical Long Section
PSP-26-001:
5.46 g/t Au over 8.60 m including:
16.05 g/t Au over 1.10 m, and
12.50 g/t Au over 0.87 m, and
10.25 g/t Au over 0.50 m, and
5.97 g/t Au over 0.70 m, and
5.21 g/t Au over 0.80 m, and
3.36 g/t Au over 0.60 m, and
1.50 g/t Au over 0.90 m, and
1.18 g/t Au over 0.90
PSP-26-001:
4.30 g/t Au over 3.10 m, including:
18.75 g/t Au over 0.50 m, and
7.54 g/t Au over 0.50 m
PSP-26-003:
1.46 g/t Au over 12.40 m, including:
15.40 g/t Au over 1.00 m, and
2.02 g/t Au over 0.50 m
PSP-26-014:
2.79 g/t Au over 4.00 m, including:
1.55 g/t Au over 0.90 m
PSP-26-004:
95.93 g/t Au over 4.60 m, including:
873.00 g/t Au over 0.50 m, and
3.77 g/t Au over 1.20 m
PSP-26-007:
2.30 g/t Au over 4.50 m, including:
12.25 g/t Au over 0.50 m, and
5.62 g/t Au over 0.50 m, and
1.73 g/t Au over 0.50 m, and
1.09 g/t Au over 0.50 m
A
B
1700
1500
~200 m depth
1300 m.a.s.l.
~400 m depth
Drillhole Traces
Composites and individual samples ≥ 1.0 g.t Au
True width x grade
Low
High
PSP-26-009
PSP-26-006
PSP-26-001
PSP-26-003
PSP-26-005
PSP-26-014
PSP-26-002
PSP-26-013
PSP-26-004
PSP-26-008
PSP-26-007
PSP-26-011
PSP-26-009:
3.17 g/t Au over 5.45 m, including:
19.30 g/t Au over 0.60 m, and
9.52 g/t Au over 0.50 m, and
1.22 g/t Au over 0.50 m
PSP-26-001:
2.93 g/t Au over 5.15 m, including:
15.60 g/t Au over 0.95 m
PSP-26-001:
2.17 g/t Au over 14.45 m, including:
35.10 g/t Au over 0.65 m, and
8.61 g/t Au over 0.50 m, and
2.21 g/t Au over 0.50 m, and
1.21 g/t Au over 0.50 m
PSP-26-011:
1.30 g/t Au over 12.00 m, including:
9.92 g/t Au over 0.70 m, and
6.19 g/t Au over 0.50 m, and
3.63 g/t Au over 0.50 m, and
3.75 g/t Au over 0.50 m, and
1.50 g/t Au over 0.65 m

TABLE 1: Select manual composite and individual sample highlights greater than or equal to 1.0 g/t Au.

Drillhole ID		From (m)	To (m)	Length (m)	Au g/t	Est. True Width (m)	Approx. Vertical Depth (m)
PSP-26-001		71.50	72.15	0.65	1.16	0.42	55
		79.70	83.60	3.90	1.18	2.95	62
	Including	80.20	81.30	1.10	2.71
	and	83.05	83.60	0.55	1.67
		97.00	105.60	8.60	5.46	6.51	77
	Including	97.50	98.20	0.70	5.97
	and	98.20	99.00	0.80	5.21
	and	100.73	101.60	0.87	12.50
	and	101.60	102.70	1.10	16.05
	and	102.70	103.20	0.50	10.25
	and	103.20	104.10	0.90	1.50
	and	104.10	105.00	0.90	1.18
	and	105.00	105.60	0.60	3.36
		146.40	147.10	0.70	1.49	0.35	112
		165.95	166.70	0.75	1.60	0.58	126
		288.95	289.60	0.65	1.23	0.56	219
		290.45	290.95	0.50	1.11	0.45	220
		297.80	300.90	3.10	4.30	2.46	226
	Including	297.80	298.30	0.50	7.54
	and	300.40	300.90	0.50	18.75
		304.70	309.85	5.15	2.93	3.95	233
	Including	304.70	305.65	0.95	15.60
		312.70	313.25	0.55	1.21	0.42	237
		334.80	335.30	0.50	1.74	0.38	254
		343.95	344.45	0.50	3.98	0.32	261
		494.70	495.20	0.50	3.04	0.41	376
		559.85	562.35	2.50	1.04	2.11	420
	Including	561.85	562.35	0.50	4.53
		572.00	586.45	14.45	2.17	11.80	431
	Including	574.25	574.75	0.50	1.21
	and	574.75	575.25	0.50	2.21
	and	577.55	578.20	0.65	35.10
	and	585.45	585.95	0.50	8.61
		591.50	593.00	1.50	1.10	0.96	440
PSP-26-002		15.50	16.00	0.50	1.00	0.38	12
		36.60	37.20	0.60	2.57	0.39	26
		47.00	47.50	0.50	3.25	0.32	34
		52.10	52.60	0.50	1.20	0.35	37
		73.50	74.50	1.00	2.54	0.82	52
	Including	74.00	74.50	0.50	4.68
		89.70	90.20	0.50	2.83	0.35	63
		95.10	95.60	0.50	1.04	0.25	67
		165.90	166.40	0.50	1.33	0.25	115
		179.60	180.10	0.50	1.61	0.46	124
		194.20	194.95	0.75	1.83	0.61	134
PSP-26-003		83.60	84.10	0.50	2.98	0.35	66
		145.15	145.65	0.50	2.58	0.39	113
		169.35	171.25	1.90	4.93	1.34	133
	Including	170.20	170.75	0.55	16.15
		183.00	184.00	1.00	1.20	0.77	144
	Including	183.00	183.50	0.50	2.27
		187.50	191.00	3.50	1.12	2.76	148
	Including	187.50	189.00	1.50	1.17
	and	190.00	190.50	0.50	3.45
		294.10	299.60	5.50	1.03	4.13	235
	Including	299.10	299.60	0.50	8.10
		329.00	334.00	5.00	1.10	3.97	262
	Including	331.25	331.75	0.50	7.78
		367.00	379.40	12.40	1.46	10.31	295
	Including	370.50	371.50	1.00	15.40
	and	373.60	374.10	0.50	2.02
		395.80	396.30	0.50	1.18	0.38	313
		411.10	417.70	6.60	1.09	5.07	326
	Including	412.10	412.60	0.50	1.05
	and	412.60	413.10	0.50	1.11
	and	413.10	413.60	0.50	6.22
	and	413.60	414.20	0.60	1.89
	and	415.20	415.70	0.50	1.47
	and	415.70	416.20	0.50	1.32
		419.20	420.30	1.10	1.07	0.60	330
	Including	419.70	420.30	0.60	1.80
	and	430.10	430.60	0.50	2.30	0.09	338
		439.30	442.20	2.90	1.00	2.33	345
	Including	439.30	440.00	0.70	1.04
	and	440.50	441.15	0.65	2.68
	and	474.90	475.40	0.50	2.26	0.32	368
		478.50	479.00	0.50	1.53	0.43	370
		505.85	506.35	0.50	1.53	0.41	386
		533.50	534.00	0.50	6.14	0.29	402
PSP-26-004		110.40	115.00	4.60	95.93	3.25	71
	Including	112.30	112.80	0.50	873.00
	and	113.80	115.00	1.20	3.77
PSP-26-005		55.05	58.60	3.55	1.08	1.91	42
	Including	55.05	55.60	0.55	4.67
	and	58.10	58.60	0.50	2.33
		76.85	79.05	2.20	3.11	1.07	59
	Including	77.35	78.00	0.65	2.77
	and	78.00	79.05	1.05	4.58
	and	135.35	135.85	0.50	1.05	0.45	101
		194.00	194.50	0.50	1.12	0.32	147
		227.60	228.20	0.60	1.10	0.10	172
		241.50	242.00	0.50	1.24	0.26	182
		294.00	294.50	0.50	2.17	0.45	224
		312.75	313.75	1.00	1.03	0.89	239
	Including	312.75	313.25	0.50	1.04
	and	313.25	313.75	0.50	1.02
		320.00	321.00	1.00	1.33	0.94	244
		402.40	402.90	0.50	1.17	0.43	306
		412.20	413.30	1.10	1.43	0.72	314
	Including	412.20	412.80	0.60	1.82
		414.50	416.45	1.95	1.04	1.05	315
	Including	415.75	416.45	0.70	2.34
		522.30	523.20	0.90	1.63	0.52	384
PSP-26-006		139.70	140.20	0.50	1.05	0.45	104
		161.00	161.50	0.50	1.16	0.29	121
		251.60	252.10	0.50	20.20	0.35	194
		293.60	294.60	1.00	10.21	0.77	227
	Including	293.60	294.10	0.50	20.30
		315.50	316.50	1.00	1.82	0.94	243
	Including	316.00	316.50	0.50	3.36
	and	323.50	324.00	0.50	1.86	0.35	249
		468.50	470.00	1.50	4.86	1.27	361
	Including	468.50	469.00	0.50	11.50
	and	469.50	470.00	0.50	3.06
		476.50	477.00	0.50	1.33	0.43	366
		499.00	499.50	0.50	1.22	0.43	383
		509.90	510.90	1.00	1.15	0.42	392
	Including	510.40	510.90	0.50	1.41
		513.70	514.50	0.80	2.25	0.34	395
PSP-26-007		25.80	30.30	4.50	2.30	3.95	17
	Including	25.80	26.30	0.50	1.73
	and	27.30	27.80	0.50	5.62
	and	29.30	29.80	0.50	12.25
	and	29.80	30.30	0.50	1.09
		74.05	74.55	0.50	1.05	0.32	44
		80.05	80.55	0.50	1.81	0.43	46
		112.50	113.00	0.50	2.23	0.14	62
		165.35	167.00	1.65	1.35	0.56	90
	Including	166.00	167.00	1.00	2.00
		174.90	176.80	1.90	1.19	0.80	95
	Including	174.90	175.40	0.50	1.98
	and	175.40	175.90	0.50	2.37
		216.35	216.85	0.50	2.35	0.40	116
		266.00	266.85	0.85	1.17	0.43	143
		332.05	338.55	6.50	1.54	3.08	184
	Including	334.25	335.00	0.75	1.16
	and	335.00	335.50	0.50	2.29
	and	336.00	336.75	0.75	9.46
PSP-26-008		57.15	57.65	0.50	1.40	0.25	32
		215.50	216.00	0.50	1.11	0.35	122
		222.10	223.25	1.15	1.74	0.94	127
	Including	222.10	222.75	0.65	2.91
	and	226.70	227.20	0.50	3.57
PSP-26-009		172.45	175.45	3.00	1.35	2.16	142
	Including	172.45	172.95	0.50	7.38
		381.55	383.20	1.65	2.13	0.92	311
	Including	381.55	382.20	0.65	1.67
	and	382.20	382.70	0.50	4.75
		388.95	389.50	0.55	15.20	0.35	317
		399.95	400.45	0.50	1.58	0.32	326
		407.65	413.10	5.45	3.17	3.67	334
	Including	409.40	409.90	0.50	9.52
	and	409.90	410.50	0.60	19.30
	and	410.50	411.00	0.50	1.22
		461.55	464.35	2.80	1.72	1.98	377
	Including	462.45	462.95	0.50	9.06
PSP-26-012	No Significant Assays
PSP-26-011		41.50	53.50	12.00	1.30	6.88	27
	Including	41.50	42.20	0.70	9.92
	and	45.50	46.00	0.50	3.75
	and	46.50	47.00	0.50	6.19
	and	50.75	51.40	0.65	1.50
	and	53.00	53.50	0.50	3.63
		101.50	102.85	1.35	2.30	1.07	57
	Including	101.50	102.00	0.50	1.65
	and	102.00	102.85	0.85	2.69
		313.80	315.05	1.25	4.18	1.11	180
	Including	313.80	314.45	0.65	1.44
	and	314.45	315.05	0.60	7.14
		319.00	320.00	1.00	2.35	0.71	183
		325.00	328.00	3.00	1.36	2.30	187
	Including	325.00	326.00	1.00	1.07
	and	327.00	328.00	1.00	2.95
		382.25	383.00	0.75	1.50	0.57	222
PSP-26-012	No Significant Assays
		11.00	12.50	1.50	1.41	1.15	7
	Including	11.00	11.50	0.50	3.49
		207.25	208.25	1.00	2.02	0.79	124
	Including	207.25	207.75	0.50	3.49
		234.00	239.50	5.50	1.13	4.21	141
	Including	234.00	234.50	0.50	1.07
		238.00	240.50	2.50	1.09	1.77	143
	Including	238.50	239.00	0.50	2.28
	and	239.00	239.50	0.50	2.74
PSP-26-014		97.30	97.85	0.55	1.30	0.48	75
		99.00	103.00	4.00	1.01	3.46	78
	Including	100.00	100.65	0.65	1.33
	and	101.50	103.00	1.50	1.87
		108.80	111.45	2.65	1.34	1.90	85
	Including	108.80	109.30	0.50	3.55
	and	110.80	111.45	0.65	2.31
		115.00	116.00	1.00	1.24	0.50	90
		205.00	206.00	1.00	3.39	0.71	162
	Including	205.00	205.50	0.50	6.51
		230.50	234.50	4.00	2.79	2.95	184
	Including	233.10	234.00	0.90	11.55
		258.65	261.50	2.85	1.20	1.63	205
	Including	260.00	261.50	1.50	2.16
		603.00	603.50	0.50	1.74	0.35	415

TABLE 2: Surface DD collar locations, orientations, and max depths.

Drillhole ID	Easting (UTM Zn 10N)	Northing (UTM Zn 10N)	Elevation (m)	Depth (m)	Collar Dip	Collar Azimuth
PSP-26-001	601525	5876998	1719	603.70	-45	125
PSP-26-002	601796	5876670	1755	502.20	-45	125
PSP-26-003	601585	5876904	1721	612.00	-45	125
PSP-26-004	601881	5876622	1750	498.00	-45	125
PSP-26-005	601563	5876859	1721	657.00	-45	125
PSP-26-006	601282	5876968	1675	542.00	-45	125
PSP-26-007	601968	5876571	1737	345.00	-45	125
PSP-26-008	602061	5876515	1717	277.75	-45	125
PSP-26-009	601436	5876996	1699	525.00	-45	125
PSP-26-010	601931	5876700	1735	74.50	-45	125
PSP-26-011	602056	5876519	1718	620.80	-45	125
PSP-26-012	601629	5876769	1728	36.00	-45	125
PSP-26-013	601932	5876700	1735	435.00	-45	125
PSP-26-014	601627	5876769	1728	734.30	-45	125

ABOUT THE PROSERPINE PROSPECT

The Proserpine Mountain ("Proserpine") prospect area represents a roughly 4 km long post-mineralization fault-bound prospective strike length identified through detailed surface mapping and surface geochemical sampling approximately 7 km along strike to the southeast of the Company’s permitted, 100%-owned Cariboo Gold Project, located in central British Columbia. Mineralization style and controls observed at Proserpine appear to be similar to those observed in the Cariboo Gold deposit area, with high-grade gold intercepts associated with quartz-pyrite to polymetallic (pyrite+/-galena+/-arsenopyrite) quartz veins. Less than half the strike-length of the Proserpine has been drill tested to date, with the current campaign focused on following up on promising preliminary results from the 2019-2020 drilling campaigns at the central southeast limits of the prospect area (Proserpine Southeast). An aggregate total of 10,497 metres of exploration drilling was completed by the Company at the Proserpine regional prospect between 2018 and 2020, not including new drilling contained herein.

ABOUT THE CARIBOO GOLD PROJECT

The Cariboo Gold Project is a permitted, 100%-owned feasibility-stage project located in the historic Wells-Barkerville mining camp of central British Columbia, Canada. Spanning approximately 186,740 hectares, the Company's land package includes 443 mineral titles and covers an area that extends approximately 77-kilometres from northwest to southeast. In late 2024, the Project was granted the Mines Act and Environmental Management Act (British Columbia) permits, marking the successful completion of the permitting process for key approvals, solidifying the Project's shovel-ready status.

The Cariboo Gold Project hosts probable mineral reserves of 2.071 million ounces of contained Au (17,815 kt grading 3.62 g/t Au); measured mineral resources of 8,000 ounces of contained Au (47 kt grading 5.06 g/t Au); indicated mineral resources of 1.604 million ounces of contained Au (17,332 kt grading 2.88 g/t Au); and inferred mineral resources of 1.864 million ounces of contained Au (18,774 kt grading 3.09 g/t Au). Mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The reader is cautioned that inferred mineral resources have a greater degree of uncertainty than indicated mineral resources and must not be converted to mineral reserves; it is reasonably expected, though not guaranteed, that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 feasibility study on the Cariboo Gold Project is supported by the technical report, titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

For readers to fully understand the information in the Cariboo Technical Report, reference should be made to the full text of the Cariboo Technical Report in its entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Cariboo Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Cariboo Technical Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Gold's issuer profile and on the Company's website at www.osiskogold.ca.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed, verified and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Gold, a "qualified person" within the meaning of NI 43-101. Verification includes core photo and three-dimensional review of logged drillhole data and assays consistent with the Company's standard procedures.

The exploration results disclosed in this news release are based on incomplete data and are preliminary in nature. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the data; however, readers are cautioned that additional drilling and sampling may result in materially different results than those presented herein.

Quality Assurance (QA) – Quality Control (QC)

HQ and NQ diameter drill core is cut (halved) on site at the Cariboo Project subsequent to QAQC checks for logging and sampling errors. Quality control (QC) samples are inserted at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. Samples are bagged, labelled, sealed with numbered security tags, and transported to the laboratory under secure chain of custody procedures.

All drill core samples are submitted to ALS Geochemistry's analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays, and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed, and 250 grams is pulverized. Analysis for gold is by 50 gram fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed by fire-assay with gravimetric finish (upper limit 10,000 ppm). Select samples containing visible gold and/or cosalite are flagged during logging for an additional 1,000-gram screen metallic fire assay to ensure accurate quantification of any coarse fraction. All samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS).

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen Chairman and CEO Email: sroosen@osiskogold.ca Tel: +1 (514) 940-0685	Philip Rabenok Vice President, Investor Relations Email: prabenok@osiskogold.ca Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the utility and significance of the exploration drilling at the Proserpine regional target and the results and interpretation thereof; the presence and continuity of an emerging gold mineralized system at Proserpine exhibiting similarities to the Cariboo Gold deposit; the potential for open pit mining methods at Proserpine based on mineralization characteristics observed to date; the significance and interpretation of drill intercepts and the ability to expand the mineralized footprint at Proserpine; the planned resumption and continuation of the drilling program at Proserpine; the prospectivity of exploration in targets outside of currently defined mineral reserves and/or mineral resources; the assumption that a comparison of the strike length and width of the currently defined Cariboo Gold deposit to the area tested to date at the Proserpine exploration target is meaningful and indicative of exploration potential, which has not been demonstrated; the assumption that further exploration at Proserpine will yield results (if any) comparable to those at the Cariboo Gold deposit; the interpretation and accuracy of spatial geometries, geological structure and local variability modeling and assumptions; the results (if any) of further exploration work and ability of the Company to define mineral resources at Proserpine; the ability of exploration work (including drilling and sampling) to accurately predict mineralization; the ability of the Company to complete its exploration objectives in the timing contemplated and within expected costs (if at all); assumptions, qualifications and parameters underlying the Cariboo Technical Report (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the ability of the Company to achieve the estimates outlined in the Cariboo Technical Report in the timing contemplated (if at all); the future development and operations at the Cariboo Gold Project; management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects; the assumptions, qualifications and limitations relating to the Cariboo Gold Project being permitted; the exploration potential and prospectivity (if any) of its properties; the Company's anticipated name change and trading of its securities under its updated stock ticker symbols (including timing thereof); regulatory framework remaining defined and understood as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Actual results could differ materially due to a number of factors, including, without limitation: the change in the Company's trading symbols and the marketplace effective date of such changes, risks relating to third-party approvals, including the issuance of permits by governments, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; risks related to the exploration, development and operation of the Cariboo Gold Project; risks related to geological modeling and resource estimation; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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